UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 27)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner Matthew P. Salerno James E. Langston Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	32,614,606(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	32,614,606(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	32,614,606(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	85.52%(2)

14.	Type of Reporting Person (See Instructions)	CO

1 This includes 28,914,606 shares of common stock, par value $.01 per share (the “Common Stock”), of Empire Resorts, Inc. (the “Issuer”) and 3,700,000 shares of Common Stock into which the Series F Preferred Stock (the “Preferred Stock”) beneficially owned by the reporting person can currently be converted.

2 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2019 (the “10-Q”), 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 3,700,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

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CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	32,614,606 (3)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	32,614,606 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	32,614,606 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	85.52%(4)

14.	Type of Reporting Person (See Instructions)	IN

3 This includes 28,914,606 shares of the Common Stock and 3,700,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

4 Calculated on the basis of a total of 34,435,907 shares of Common Stock outstanding as of August 9, 2019, as reported by the Issuer in the Form 10-Q, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 3,700,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

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This Amendment No. 27 (this “Amendment No. 27”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the Common Stock of the Issuer. All capitalized terms used in this Amendment No. 27 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4 and 6 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 27 is incorporated herein by reference.

Item 4. Purpose of Transaction

On August 18, 2019, Hercules Topco LLC (“Parent”), a Delaware limited liability company in which Kien Huat holds a 51% equity interest and in which Kien Huat’s affiliate, Genting (USA) Limited (“GenUSA”), owns a 49% equity interest, entered into an Agreement and Plan of Merger (“Merger Agreement”), by and among Hercules Merger Subsidiary Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer. The Merger Agreement provides for, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger of Merger Sub with and into the Issuer, with the Issuer surviving as a subsidiary of Parent (the “Merger”).

The Board of Directors of the Issuer (the “Board”), on the unanimous recommendation of the previously formed Special Committee of disinterested members of the Board who are also independent of Kien Huat and its affiliates, has approved the Merger Agreement and determined that the Merger and the transactions contemplated by the Merger Agreement are in the best interests of the Issuer and its stockholders.

The Merger is subject to the approval of (i) holders of a majority of the voting power of the outstanding shares of the Issuer’s Common Stock, Series B Preferred Stock and Series F Preferred Stock, voting as a single class, entitled to vote thereon and (ii) holders of a majority of the voting power of the outstanding shares of the Issuer’s Common Stock and Series B Preferred Stock, voting as a single class, that are not owned by Kien Huat, Genting Malaysia Berhad (“GenM”), their respective affiliates or any officer or director of the Issuer.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Issuer’s Common Stock, par value $0.01 per share (other than any Rollover Shares, Canceled Shares or Dissenting Shares, as defined below), will be converted into the right to receive $9.74 in cash, without interest (the “Common Merger Consideration”), and each issued and outstanding share of the Issuer’s Series B Preferred Stock, par value $0.01 per share (other than Rollover Shares, Canceled Shares or Dissenting Shares), will be converted into the right to receive an amount in cash equal to the product of the Common Merger Consideration, multiplied by the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible. In addition, pursuant to the Merger Agreement, at the Effective Time, (i) shares of the Issuer’s Common Stock or Series F Preferred Stock, par value $0.01 per share, owned by Kien Huat, GenM or their respective affiliates (the “Rollover Shares”) will remain outstanding, (ii) shares of Common Stock or any series of the Issuer’s Preferred Stock owned by the Issuer or any of its wholly-owned subsidiaries will be canceled (the “Canceled Shares”) and (iii) shares owned by any stockholder who properly exercises appraisal rights under Delaware law (the “Dissenting Shares”) will entitle the holder thereof only to such appraisal rights.

Pursuant to separate equity commitment letters, each dated August 18, 2019, each of Kien Huat and Resorts Worlds Omni, LLC, an affiliate of GenUSA, have committed to, among other things, provide equity support sufficient, in the aggregate, to fund all of Parent’s payment obligations and relevant fees and expenses to be reimbursed by Parent under the Merger Agreement (such amount, the “Equity Commitment” and such equity commitment letter of Kien Huat, the “Kien Huat Equity Commitment Letter”). Pursuant to the Kien Huat Equity Commitment Letter, Kien Huat is obligated, subject to the terms and conditions thereof, to make a contribution to Parent of $30.7 million to fund the Equity Commitment.

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Also, in connection with the execution of the Merger Agreement, Kien Huat entered into a voting agreement (the “Voting Agreement”) with the Issuer pursuant to which Kien Huat has agreed to vote its shares in the Issuer in favor of the Merger and the adoption of the Merger Agreement, subject to the limitations set forth in the Voting Agreement. Under the Voting Agreement, Kien Huat agreed not to transfer any of its shares in the Issuer, except to certain permitted transferees that agree to join the Voting Agreement. Kien Huat’s obligations under the Voting Agreement will automatically terminate upon the earliest to occur of (i) the mutual agreement of the parties thereto to terminate the Voting Agreement, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the Effective Time. Under the Voting Agreement, Kien Huat is not obligated to, and Kien Huat does not intend to, support any proposal to acquire the Issuer other than the Merger.

In connection with the execution of the Merger Agreement, the Issuer and Kien Huat executed an amendment (the “Preferred Stock Commitment Letter Amendment”) to the existing Kien Huat preferred stock commitment letter, as last amended May 7, 2019 (the “Existing Preferred Stock Commitment Letter”). Among other things, Kien Huat agreed in the Preferred Stock Commitment Letter Amendment to increase its commitment to purchase up to an additional $25 million of Series F Preferred Stock as follows: (i) up to $7.5 million no earlier than September 15, 2019; (ii) up to $7.5 million no earlier than October 15, 2019; and (iii) up to $10 million no earlier than February 15, 2020. These commitments are in addition to the remaining commitments under the Existing Preferred Stock Commitment Letter of up to $15 million no earlier than August 15, 2019 and up to $37 million no earlier than November 15, 2019. The Preferred Stock Commitment Letter Amendment, and Kien Huat’s commitment to provide incremental financing contemplated thereby, terminates if the Merger Agreement is terminated by the Issuer to accept a Superior Proposal, or by Parent due to the Issuer’s willful and material breach, however any such termination will not relieve Kien Huat of its obligations and remaining commitments under the Existing Preferred Stock Commitment Letter.

In connection with the Preferred Stock Commitment Letter Amendment, each of the Board and Kien Huat, in its capacity as the Issuer’s majority stockholder, approved an amendment to the Amended and Restated Certificate of the Designations, Powers and Preferences and Rights of the Series F Preferred Stock, in the form of Exhibit A attached to the Merger Agreement (the “Series F Designation Amendment”). The Series F Designation Amendment does not become effective until it is filed with the office of the Secretary of State of the State of Delaware, which the Issuer does not intend to do until an information statement on Schedule 14C relating to the Series F Designation Amendment (the “Information Statement”) has been disseminated to the Issuer’s stockholders in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934.

The Merger Agreement has been incorporated by reference as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Parent, Merger Sub or any of their respective affiliates or businesses. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective affiliates or businesses. Moreover, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in disclosure letters that the parties have exchanged. Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts of the Issuer, Parent, Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

5

References to, and descriptions of, the Merger Agreement, the Voting Agreement, the Kien Huat Equity Commitment Letter, the Existing Preferred Stock Commitment Letter and the Preferred Commitment Letter Amendment do not purport to be complete and are qualified in their entirety by reference to the actual Merger Agreement, the Voting Agreement, the Kien Huat Equity Commitment Letter, the Existing Preferred Stock Commitment Letter and the Preferred Stock Commitment Letter Amendment, which are filed as Exhibit 25, Exhibit 26, Exhibit 27, Exhibits 13 and 17 and Exhibit 28, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 27 is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2019

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew
Title: Authorized Signatory*

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name: Lim Kok Thay
By: Yap Chong Chew **

___________

* The Letter of Authorization given by Kien Huat Realty III Limited is filed as Exhibit 21 hereto.
**The Letter of Authorization given by Lim Kok Thay is filed as Exhibit 22 hereto.

[Signature Page to Schedule 13DA]

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EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc..
Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.
Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018,
Exhibit 16

Subscription Agreement, dated as of February 20, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on February 20, 2019)

Exhibit 17	Amendment, dated May 7, 2019, to the Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 18	Subscription Agreement, dated as of May 21, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 19	Subscription Agreement, dated as of June 17, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 20	Proposal, dated as of July 25, 2019, by Kien Huat Realty III Limited to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 21	Letter of Authorization, given by Kien Huat Realty III Limited

Exhibit 22	Letter of Authorization, given by Lim Kok Thay
Exhibit 23	Proposal Letter, dated as of August 5, 2019, by Kien Huat Realty III Limited and Genting Malaysia Berhad to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 24	Term Sheet, dated as of August 5, 2019, by and between Kien Huat Realty III Limited and Genting Malaysia Berhad.

Exhibit 25	Agreement and Plan of Merger, dated as of August 18, 2019, by and among Hercules Topco LLC, Hercules Merger Subsidiary Inc. and Empire Resorts, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 26

Voting Agreement, dated as of August 18, 2019, by and among Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 27	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and among Hercules Topco LLC and Kien Huat Realty III Limited.

Exhibit 28

Amendment, dated August 18, 2019, to Letter Agreement, as last amended on May 7, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)